U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

1-31722

(Commission File Number)

New Gold Inc.

(Translation of registrant’s name into English)

595 Howe Street, Suite #601,Vancouver, B.C., Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

EXPLANATORY NOTE

New Gold Inc. (the “Company”) hereby amends the Company’s Form 6-K for the month of May, 2006, furnished to the Commission on May 16, 2006 (the “May Form 6-K”) as follows:  (i) the Company’s unaudited interim financial statements for the three months ended March 31, 2006 and 2005, and (ii) the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2006 (“MD&A”) as furnished under cover of the May Form 6-K (and which together constituted the sole exhibit included with the May Form 6-K), are replaced in their entirety by the restated versions included herewith as Exhibits 99.1 and 99.2, respectively.  In addition, the Certifications of Interim Filings (Form 52-109FT2) of each of the Chief Executive Officer and the Chief Financial Officer of the Company with respect to the preceding restated interim financial statements are included herewith as Exhibits 99.3 and 99.4, respectively.  Further information concerning the restatements is included on the first page of the restated MD&A under the heading “Amendments”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

(Registrant)

Date:  August 14, 2006

By:

“Christopher J. Bradbrook”

Name:  Christopher J. Bradbrook

Title:    President and Chief Executive Officer

EXHIBIT INDEX

Exhibit

Description

99.1

Restated First Quarter Report for the Three Months Ended March 31, 2006 and 2005

99.2

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2006

99.3

Form 52-109FT2 - CEO Certification

99.4

Form 52-109FT2 - CFO Certification